CASSEL SALPETER & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

C O N T E N T S

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KAUFMAN ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cassel Salpeter & Co., LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Cassel Salpeter & Co., LLC as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of Cassel Salpeter & Co., LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cassel Salpeter & Co., LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

Miami, Florida
February 10, 2017

CASSEL SALPETER & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CASH AND CASH EQUIVALENTS	$	384,906
ACCOUNTS RECEIVABLE		130,731
OTHER ASSETS		14,106
	$	529,743

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued liabilities	$	91,476
LEASE COMMITMENT (NOTE 4)		
MEMBER'S EQUITY		438,267
	$	529,743

See accompanying notes.

NOTE 1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Description of Business and Organization

Cassel Salpeter & Co., LLC (the Company), a wholly-owned subsidiary of Telluride Too, LLC, is a broker-dealer specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective September 17, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less. At December 31, 2016, the Company held $180,446 in cash and $204,460 in money market funds.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2016, management has no allowance for doubtful accounts. At December 31, 2016, accounts receivable from two clients amounted to approximately 39% of total accounts receivable.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred. As of December 31, 2016, the Company had property and equipment at a cost of $84,604 and accumulated depreciation in the same amount.

Depreciation

Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed at the lesser of the useful life of the asset or the lease term. The estimated useful lives for furniture and office equipment are three years.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of Telluride Too, LLC.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date. Actual results could differ from those estimates.

NOTE 2.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2016, the Company's "Net Capital" was $289,341 which exceeded the requirements by $283,243 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.32 to 1.

NOTE 3.   EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) plan covering all employees.

NOTE 4.   LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring January 2020.

The future minimum rentals under the lease for the year subsequent to December 31, 2016 are as follows:

2017	$	149,226
2018		167,693
2019		172,731
2020		14,826
	$	504,476